                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                              ---------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

                          TENDER OFFER STATEMENT UNDER
                         SECTION 14(d) (l) OR 13(e) (l)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              ---------------------

                         AMERICAN RETIREMENT CORPORATION
                       (Name of Subject Company (Issuer) )

                    AMERICAN RETIREMENT CORPORATION (ISSUER)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

               5 3/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2002
                         (Title of Class of Securities)

                                   028913 AA 9

                              ---------------------
                      (CUSIP Number of Class of Securities)

                                  W.E. SHERIFF
                             CHIEF EXECUTIVE OFFICER
                         AMERICAN RETIREMENT CORPORATION
                          111 WESTWOOD PLACE, SUITE 200
                           BRENTWOOD, TENNESSEE 37027
                                 (615) 221-2250
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                                 T. ANDREW SMITH
                             BASS, BERRY & SIMS PLC
                        315 DEADERICK STREET, SUITE 2700
                           NASHVILLE, TENNESSEE 37238
                                 (615) 742-6200
                            CALCULATION OF FILING FEE

       TRANSACTION VALUATION*                     AMOUNT OF FILING FEE
       ----------------------                     --------------------
            $126,000,000                                $11,592

* Estimated for purposes of calculating the amount of the filing fee only. The amount of the filing fee, calculated in accordance with Rule 0-ll(b)(2) of the Securities Exchange Act of 1934, as amended, equals .000092 of the book value of the 5 3/4% Convertible Subordinated Debentures Due 2002 proposed to be acquired by American Retirement Corporation.

| |   Check the box if any part of the fee is offset as provided by Rule 0-11
      (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                               Filing Party:

Form or Registration No.:                             Date Filed:

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

            | |   third-party tender offer subject to Rule 14d-1.

            |X|   issuer tender offer subject to Rule 13e-4.

            | |   going-private transaction subject to Rule 13e-3.

            | |   amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

                                   SCHEDULE TO

      This Tender Offer Statement on Schedule TO ("Schedule TO") is being filed by American Retirement Corporation, a Tennessee corporation ("ARC"), pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with its offer to exchange a combination of its 5 3/4% Series A Senior Subordinated Notes Due 2002 and its 10% Series B Senior Subordinated Notes Due 2009 (the "New Notes") and warrants to purchase shares of its common stock ("Warrants") for up to $126.0 million aggregate principal amount of its outstanding 5 3/4% Convertible Subordinated Debentures Due 2002 (the "Old Convertible Debentures") upon the terms and subject to the conditions set forth in the Offering Memorandum, dated August 14, 2002 (the "Offering Memorandum"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively (which, together with any supplements or amendments thereto, collectively constitute the "Exchange Offer").

      The information in the Exchange Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference with respect to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

      The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer" and "Summary - The Exchange Offer," "- The New Notes" and "- The Warrants" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) The name of the subject company is American Retirement Corporation ("ARC"). The address of ARC's principal executive offices is 111 Westwood Place, Suite 200, Brentwood, Tennessee 37027. Its telephone number is (615) 221-2250.

      (b) The information set forth in the Offering Memorandum in the section titled "Summary - The Exchange Offer" is incorporated herein by reference.

      (c) The Old Convertible Debentures are listed on the New York Stock Exchange ("NYSE"). The information set forth in the Offering Memorandum in the section titled "Trading Market for the Old Convertible Debentures" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) The name of the filing person is American Retirement Corporation. ARC is the subject company. The principal executive offices of ARC are located at 111 Westwood Place, Suite 200, Brentwood, Tennessee 37027. Its telephone number is (615) 221-2250.

      Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of ARC:

           Name                                                       Position
----------------------------    --------------------------------------------------------------------------------------
W.E. Sheriff                    Chairman and Chief Executive Officer
Christopher J. Coates           President and Chief Operating Officer
George T. Hicks                 Executive Vice President - Finance, Chief Financial Officer, Treasurer and Secretary
H. Todd Kaestner                Executive Vice President - Corporate Development
James T. Money                  Executive Vice President - Sales and Marketing
Gregory B. Richard              Executive Vice President, Community Operations
Terry L. Frisby                 Senior Vice President, Human Resources, Corporate Compliance and Culture
Bryan Richardson                Senior Vice President, Finance and Accounting

           Name                                                       Position
----------------------------    --------------------------------------------------------------------------------------
Ross C. Roadman                 Senior Vice President, Strategic Planning and Investor Relations
Frank M. Bumstead               Director
Clarence Edmonds                Director
John A. Morris, Jr., M.D.       Director
Daniel K. O'Connell             Director
Nadine C. Smith                 Director
Lawrence J. Stuesser            Director

      The business address and telephone number of each of the above directors and executive officers is c/o American Retirement Corporation, 111 Westwood Place, Suite 200, Brentwood, Tennessee 37027 and (615) 221-2250.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) (1) (i)                The information set forth in the Offering
                                    Memorandum in the sections titled "Questions and Answers About the Exchange Offer,"
                                    "Summary - The Exchange Offer," and "The
                                    Exchange Offer" is incorporated herein by reference.

         (a)(1)(ii) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer," "The Exchange Offer - Terms of the Exchange Offer," "Description of the New Notes" and "Description of the Warrants" is incorporated herein by reference.

         (a)(1)(iii) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer" and "The Exchange Offer - Expiration Date; Extension; Modification; Termination" is incorporated herein by reference.

         (a) (1) (iv)               Not applicable.

         (a)(1)(v) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer" and "The Exchange Offer - Expiration Date; Extension; Modification; Termination" is incorporated herein by reference.

         (a)(1)(vi) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer" and "The Exchange Offer - Withdrawals of Tenders" is incorporated herein by reference.

         (a)(1)(vii) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer" and "The Exchange Offer - Procedures for Exchanging Old Convertible Debentures" is incorporated herein by reference.

         (a)(1)(viii)               The information set forth in the Offering
                                    Memorandum in the sections titled "Questions and Answers About the Exchange Offer,"
                                    "Summary - The Exchange Offer" and "The
                                    Exchange Offer" is incorporated herein by reference.

         (a)(1)(ix) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer" and "The Exchange Offer" is incorporated herein by reference.

         (a)(1)(x) The information set forth in the Offering Memorandum in the section titled "Description of the New Notes," "Description of the Warrants" and "Comparison of Rights Between the Old Convertible Debentures and the New Notes" is incorporated herein by reference.

         (a)(1)(xi) The information set forth in the Offering Memorandum in the section titled "The Exchange Offer - Accounting Treatment" is incorporated herein by reference.

         (a)(1)(xii) The information set forth in the Offering Memorandum in the section titled "United States Federal Income Tax Consequences" is incorporated herein by reference.

         (a) (2) (i-vii)            Not applicable.

         (b)                        A family limited partnership in which W.E.
                                    Sheriff, our Chairman and Chief Executive
                                    Officer, is the general partner owns
                                    $100,000 principal amount of the Old
                                    Convertible Debentures. Clarence Edmonds, a director, owns $100,000 principal amount of Old Convertible Debentures. Mr. Sheriff, on behalf of his family partnership, and Mr. Edmonds have informed ARC that they intend to participate in the exchange offer, although they have no legal obligation to do so. Other than as provided in response to this Item 4(b), to the best knowledge of ARC none of the subject securities are to be purchased from any officer, director or affiliate of ARC.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) No agreement, arrangement or understanding exists between ARC (including any person specified in Instruction C of Schedule TO) and any other person with respect to the Old Convertible Debentures, the New Notes or the Warrants, other than the respective indentures governing the Old Convertible Debentures and the New Notes and the Warrant Agreement governing the Warrants, which are filed as exhibits to this Schedule TO.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in the Offering Memorandum in the section titled "Questions and Answers About the Exchange Offer," "Summary - The Refinancing Plan," "The Refinancing Plan," and "The Exchange Offer - Purpose of the Exchange Offer" is incorporated herein by reference.

         (b) The Old Convertible Debentures acquired pursuant to the Exchange Offer will be cancelled and retired.

         (c)               (1)      None.

                           (2)      None.

                           (3) The information set forth in the Offering Memorandum in the sections titled "Summary - The Refinancing Plan," "Unaudited Pro Forma Condensed Consolidated Financial Data" and "The Refinancing Plan" is incorporated herein by reference.

                           (4)      None.

                           (5)      None.

                           (6)      None.

                           (7)      None.

                           (8)      None.

                           (9)      None.

                           (10)     None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         (a) The Exchange Offer involves the exchange of Old Convertible Debentures for New Notes and Warrants. No funds or other consideration is to be used in the transaction. The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Refinancing Plan," "The Refinancing Plan" and "The Exchange Offer" is incorporated herein by reference.

         (b)               None.

         (d)               Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) A family limited partnership in which W.E. Sheriff, our Chairman and Chief Executive Officer, is the general partner owns $100,000 principal amount of the Old Convertible Debentures. Clarence Edmonds, a director, owns $100,000 principal amount of Old Convertible Debentures.

         (b)               None.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)               Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The following financial statements and financial information are incorporated herein by reference:

                           (1) The audited financial statements of ARC set forth on pages 51 through 57 of ARC's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

                           (2) The unaudited balance sheets, comparative year-to-date statements of operations and related loss per share data and statements of cash flows of ARC set forth on pages 3 through 7 of ARC's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

                           (3) The information set forth in the Offering Memorandum in the section titled "Selected Condensed Consolidated Financial Data" is incorporated herein by reference.

                           (4) The book value of the Old Convertible Debentures at August 14, 2002 was $132,930,000.

                           Copies of the financial statements incorporated herein by reference pursuant to clause (a) of this
                           Item 10 can be obtained as provided in the sections of the Offering Memorandum titled "Where You Can Find More Information" and "Incorporation of Documents By Reference."

         (b) The information set forth in the Offering Memorandum in the section titled "Unaudited Pro Forma Condensed Consolidated Financial Data" is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION

         (a)               (1)      None.

                           (2) ARC is required to qualify the indentures pursuant to which the New Notes will be issued under the Trust Indenture Act of 1939, as amended.

                           (3)      Not applicable.

                           (4)      Not applicable.

                           (5)      None.

         (b) The information set forth in the Offering Memorandum and the related Letter of Transmittal, copies of which are filed as Exhibits (a) (l) (A) and (a) (l)
                           (B) hereto, respectively, is incorporated herein by reference.

ITEM 12. EXHIBITS.

         (a) (1) (A)                Offering Memorandum, dated August 14, 2002.

         (a) (1) (B)                Letter of Transmittal.

         (a) (1) (C)                Notice of Guaranteed Delivery.

         (a) (1) (D)                Form of Letter to Clients.

         (a) (1) (E)                Form of Letter to Registered Holders and
                                    Depository Trust Company Participants.

         (a) (2)                    None.

         (a) (3)                    None.

         (a) (4)                    None.

         (a) (5)                    Press Release, dated August 14, 2002.

         (b)                        Not applicable.

         (d)(1) Indenture, dated as of September 29, 1997, between ARC and IBJ Schroder Bank and Trust Company, relating to the Old Convertible Debentures (incorporated by reference to ARC's Registration Statement on Form S-1 filed with the Commission on September 23,
                                    1997).

         (d)(2) Form of Indenture between ARC and U.S. Bank National Association relating to the 5 3/4% Series A Senior Subordinated Notes due 2002

         (d)(3) Form of Indenture between ARC and U.S. Bank National Association relating to the 10% Series B Senior Subordinated Notes due 2009

         (d)(4) Form of Warrant Agreement between ARC and U.S. Bank National Association.

         (g)                        Not applicable.

         (h)                        Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

                  Not applicable

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 AMERICAN RETIREMENT CORPORATION


                                 By: /s/ George T. Hicks
                                    -----------------------------------
                                    Name:  George T. Hicks
                                    Title: Executive Vice President - Finance,
                                           Chief Financial Officer, Treasurer
                                           and Secretary


Dated: August 14, 2002

                                 EXHIBIT INDEX

      EXHIBIT NO.                                              DESCRIPTION
------------------------    ----------------------------------------------------------------------------------
(a) (1) (A)                 Offering Memorandum, dated August 14, 2002.

(a) (1) (B)                 Letter of Transmittal.

(a) (1) (C)                 Notice of Guaranteed Delivery.

(a) (1) (D)                 Form of Letter to Clients.

(a) (1) (E)                 Form of Letter to Registered Holders and Depository
                            Trust Company Participants.

(a) (5)                     Press Release, dated August 14, 2002.

(d)(1)                      Indenture, dated as of September 29, 1997, between ARC and IBJ Schroder Bank and
                            Trust Company, relating to the Old Convertible Debentures (incorporated by reference to ARC's Registration Statement on Form S-1 and filed with the
                            Commission on September 23, 1997).

(d)(2)                      Form of Indenture between ARC and U.S. Bank National Association relating to the
                            5 3/4% Series A Senior Subordinated Notes Due 2002

(d)(3)                      Form of Indenture between ARC and U.S. Bank National Association relating to the
                            10% Series B Senior Subordinated Notes Due 2009

(d)(4)                      Form of Warrant Agreement between ARC and U.S. Bank National Association.